UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )        No        Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )        No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 1, 2005. Attached is English language version of the notice.

The following table sets forth the summary of the Purchase of Securities from majority shareholder.

1. Accumulated Amount in the current fiscal year (KRW, excluding the amount previously reported)	1,232,954,418

- Equity Capital (KRW)	126,316,489,253

- Ratio to Equity Capital (%)	0.97

2. Applicability of Fair Trade Act	No

3. Others	—

[Details]

Seller: CyberBank Corporation

1. Relationship to company	Affiliated company

2. Purchase Amount (KRW)	1,232,954,418

3. Purpose of purchase	To secure profit through purchasing equity investment

4. Securities purchased or to be purchased	Mforma Group, Inc. issued common stocks 467,870

5. Purchase Date or Decision Date (Date of Board Resolution)	December 1, 2005

- Attendance of outside director	Present (No)	3 Absent (No)	—
- Attendance of Auditors (members of audit committee who are not outside director)	Present

6. Total purchase amount from the seller in the current fiscal year	1,232,954,418

7. Others

1. Mforma Group, Inc.

-  Representative director: Jonathan Sacks

-  Capital stock and issued common stock: US$ 39,719,893.15 and 101,791,526 shares

-  Main business: Computer graphics software development and manufacturing & selling

-  Location: 580 California Street Suite 600 San Francisco, CA94104 2.Purchase amount above mentioned is based on issuing price of rights issue (US$ 2.54/share, Won 1,037.50/US$) as of September 2, 2005 and is subject to change according to evaluation from evaluation institution appointed by Mirae corporation. In such a case, Purchase amount will be settled additional accounts

Date of Relevant Disclosure	—

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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